                                                                       ANNEX C

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9C

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SCOTTISH POWER PLC
                           (Name of Subject Company)

                               SCOTTISH POWER PLC
                      (Name of Person(s) Filing Statement)

                Ordinary shares of 42p each ("Ordinary Shares")

American Depositary Shares ("ADSs"), each of which represents four Ordinary Shares
                         (Title of Class of Securities)

                                   81013T804
                     (CUSIP Number of Class of Securities)

                               Sheelagh Duffield
                               Company Secretary
                                1 Atlantic Quay
                                 Glasgow G2 8SP
                                    Scotland
                                 0141-636-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

                                With a Copy to:

                              Richard C. Morrissey
                            Sullivan & Cromwell LLP
                               1 New Fetter Lane
                                London EC4A 1AN
                                    England
                              011 44 20 7959 8900

X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Further to the email which was issued this morning which contained details about the Iberdrola Offer and the "Scheme of
Arrangement" please find below the latest information on ESOP and Sharesave.

ESOP

You will soon be receiving an ESOP Information Pack which explains the effect the Iberdrola Offer will have on your ScottishPower
Shares held in the ESOP.

Your ESOP Shares are held in Trust. The Board of ScottishPower recommend you instruct the Trustee to vote in favour of the Iberdrola
Offer using The Forms of Direction in the ESOP pack.

Under the proposed Offer, your Shares in the ESOP will be exchanged for GBP4.00 cash and 0.1646 of an Iberdrola Share. There will also be a 12p special dividend paid per Share. This is the same as other ScottishPower Shareholders are receiving under the Offer. You can elect to vary the amount of Iberdrola Shares and cash you receive by using the Mix and Match Facility. You can also elect to receive
Loan Notes instead of some or all of the GBP4.00 cash. Full details of the choices available to you are explained in the pack.

If you want to take cash for some or all of your ScottishPower Shares in the ESOP, you are recommended to seek tax advice to ensure you do this in a tax efficient way.

Due to the Scheme of Arrangement, your last contribution to the ESOP will be deducted from your salary on 25 March 2007 and the ESOP will be closed to new entrants and new contributions shortly after this. New Iberdrola Shares in the ESOP can be withdrawn tax free, on or after the fifth anniversary of the date when the corresponding ScottishPower Shares were put into the Plan.

If you do not return the Form of Election, you will be treated as instructing the Trustee of the ESOP to elect for New Iberdrola
Shares and Loan Notes so that you do not have a tax liability.

If you currently participate in the ESOP and have not received your Information Pack please contact LloydsTSB Registrars on 0800 023
2559.

Sharesave

You will soon be receiving a Sharesave Information Pack which explains the effect the Iberdrola Offer will have on your option(s)
granted under the Sharesave Scheme, and includes Questions and Answers on the Offer and your options.

If the Offer goes ahead, you will be able to exercise your Sharesave options and will receive GBP4.00 in cash and 0.1646 of a New
Iberdrola Share for each ScottishPower Share you acquire. There will also be 12p per ScottishPower Share paid either by way of a special dividend or compensation equal to the special dividend.

In most cases you will not be able to exercise your options in full but Iberdrola has agreed to make you a payment to compensate you for this.

To exercise an option, simply tick one of the boxes next to the relevant option on the Form of Election and return it to HBOS Equity
Solutions in the pre-paid envelope.

When exercising an option, you will have to decide when you want that exercise to take effect. If you do not exercise your options, they will lapse at the latest on 19th October 2007.

Until an option is exercised, your savings for that option will continue to be deducted from your salary. When your option is exercised, your savings contract will be closed and your savings and any accrued interest will be used to pay the option exercise price.

Optionholders under the Sharesave Scheme do not have the right to vote on the Offer. Only ScottishPower Shareholders can do this.

Further information on these topics is contained within your Sharesave pack. If you have any queries, please call the ScottishPower
Sharesave Helpline on 0800 222 512.

The Directors of Scottish Power accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 06, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary